Exhibit 12.1

Triad Hospitals, Inc

Computation of Ratios of Earnings to Fixed Charges

	For the years ended December 31,
	2005	2004	2003	2002	2001
Earnings:
Income from continuing operations before minority interests and income taxes	$382.8	$215.2	$161.4	$220.5	$55.0
Fixed charges, exclusive of capitalized interest	141.2	139.7	154.3	153.3	141.5

Income as adjusted	$524.0	$354.9	$315.7	$373.8	$196.5

Fixed Charges:
Interest charged to expense	$110.6	$113.7	$133.7	$135.6	$127.4
Portion of rents representative of interest	30.6	26.0	20.6	17.7	14.1

	141.2	139.7	154.3	153.3	141.5
Interest expense included in cost of plant construction	5.5	5.6	1.8	4.6	4.6

	$146.7	$145.3	$156.1	$157.9	$146.1

Ratios of Earnings to Fixed Charges	3.6	2.4	2.0	2.4	1.3